

April 25, 2013

Via E-Mail
Mr. Gordon Hunter
Chairman, President and Chief Executive Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

> **Re:** **Littelfuse, Inc.**
> **Form 10-K for fiscal year ended December 29, 2012**
> **Filed February 27, 2013**
> **File No. 0-20388**

Dear Mr. Hunter

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1. In future filings, please revise and expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Your disclosure should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. We note your extensive discussion in your conference calls with investors. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Results of Operations—2012 compared with 2011, page 22

2.   Please tell us, and revise future filings to clarify, the reasons underlying the material changes to the line items you mention, including the extent to which the changes relate to changes in price or volume. For example, as to your Electronics segment, you cite "slowing demand," "weakness" in the markets you mention and "channel inventory de-stocking" as contributing to lower sales; however, it is unclear from your disclosure what caused or is causing the "weakness," "slowing demand," and "de-stocking." Likewise, you say Electrical sales increased due to "strong growth," an "upturn in solar sales" and "improvement" in the industrial fuse market, but the reasons underlying the growth, upturn and improvement are unclear. We also note similar statements regarding "organic growth" in the passenger vehicle market offset by "weakness" in other automotive markets.

Item 8. Financial Statements and Supplementary Data

Note 16. Business Unit Segment Information, page 72

3.   Your disclosure of long-lived assets by geographic area appears to include goodwill and intangible assets. If true, please revise future filings to disclose *tangible* long-lived assets by geographic area, or otherwise explain how your current presentation complies with FASB ASC 280-10-50-41 and 280-10-55-23.

Item 11. Executive Compensation, page 80

4.   We note your disclosure regarding "generally" targeting compensation at the 50th percentile, but adjusting that target based on the factors you note. Please tell us, and revise future filings to clarify, where each element of compensation you pay falls relative to the targeted amount. If the amounts you pay differ materially from the target, please explain the specific reasons for the difference. For example, please tell us where the equity awards you pay are in relation the 50th percentile and, if there is a material deviation from that amount, explain the reasons for the difference. As a related matter concerning your equity awards, you say that you allocate awards in equal portions, but the values disclosed in your summary compensation table do not appear to be in equal portions. Please tell us, and revise future filings to clarify, the reasons for the difference.

5.   Please tell us, and revise future filings to clarify, how your annual incentive plan targets are set as a percentage of base salary. For example, you say you do not necessarily "match" awards against a given percentile, but set amounts so that the amounts earned will "pay sufficient total annual compensation to remain competitive." Please tell us what you mean by this statement and how you determine what amount is sufficient. Please also tell us, and revise future filings to clarify, how you determine the amounts to award. It is unclear from your disclosure on page 25 of your definitive proxy statement how not meeting or meeting the performance objectives you note resulted in

the payments set forth in the table. For example, were the three objective metrics weighted differently? Did over-performance of one objective counteract underperformance of other objectives? If so, please describe how.

<u>Summary Compensation Table</u>

6.   We note the significant increase in the amount of compensation reported in the second-to-last column, but the nature and number of perquisites reported in the footnote appears to be nearly identical to those reported in last year's proxy statement. Given this, please tell us, with a view toward disclosure in future filings, how your disclosure addresses the identification and quantification requirements of Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney, at (202) 551-3637 or Geoff Kruczek, Legal Reviewer, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant